Exhibit 5

HART & HART, LLC
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203
William T. Hart, P.C.	Email: harttrinen@aol.com
Will Hart	Facsimile: (303) 839-5414
(303) 839-0061

July 2, 2020

CEL-SCI Corporation
8229 Boone Blvd. #802
Vienna, Virginia 22182

By means of this prospectus, certain warrant holders of CEL-SCI Corporation (the “Company”) are offering to sell up to 563,792 shares of the Company’s common stock which are issuable upon the exercise of warrants and a shareholder of the Company is offering 50,000 shares of the Company’s common stock which were issued in partial payment of amounts the Company owed to the shareholder for services provided in connection with the Company’s Phase III clinical trial.

We have examined the Articles of Incorporation, the Bylaws, and the minutes of the Board of Directors of the Company, and the applicable laws of the State of Colorado applicable provisions of the Colorado Revised Statutes and the Colorado Constitution, all reported judicial decisions interpreting the same, and copy of the Registration Statement.

In our opinion, any shares issued upon the exercise of the warrants, if exercised in accordance with their terms, will be legally issued and will represent fully paid and non-assessable shares of the Company’s common stock and the 50,000 shares of the Company’s common stock referred to above are legally issued, fully paid and non-assessable shares of the Company’s common stock..

Very truly yours,

HART & HART

/s/ William T. Hart

William T. Hart